Exhibit 99.2

EF001 Page 1 of 2 v 1.1.1 Disclaimer Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement. Cash Dividend Announcement for Equity Issuer Issuer name Noah Holdings Private Wealth and Asset Management Limited Stock code 06686 Multi-counter stock code and currency Not applicable Other related stock code(s) and name(s) Not applicable Title of announcement SPECIAL DIVIDEND (UPDATED) Announcement date 10 July 2026 Status Update to previous announcement Reason for the update / change Update on the (1) default currency and amount in which the dividend will be paid; (2) exchange rate; and (3) number of shares entitled to dividend distribution. As of the date of the annual general meeting of the Company (i.e. 11 June 2026), the total shares in issue of the Company was 328,033,332 shares, excluding nil treasury shares and shares repurchased pending cancellation. Due to the issue of new shares for the purpose of the Accelerated Vesting (as defined in the circular of the Company dated April 30, 2026) on June 27, 2026 and the cancellation of repurchased shares on July 7, 2026, the total shares in issue of the Company increased to 343,228,815 shares, with no treasury shares or shares repurchased pending cancellation. The Company intends to maintain the total distribution amount of the special dividend (i.e. RMB306.0 million) unchanged and adjust the distribution ratio per share from RMB0.933 per share to RMB0.892 per share. Information relating to the dividend Dividend type Other Special Dividend Dividend nature Special For the financial year end Not applicable Reporting period end for the dividend declared Not applicable Dividend declared RMB 0.892 per share Date of shareholders' approval 11 June 2026 Information relating to Hong Kong share register Default currency and amount in which the dividend will be paid HKD 1.027 per share Exchange rate RMB 1 : HKD 1.1513 Ex-dividend date 08 July 2026 Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend 09 July 2026 16:30 Book close period Not applicable Record date 09 July 2026

EF001 Page 2 of 2 v 1.1.1 Payment date 30 July 2026 Share registrar and its address Computershare Hong Kong Investor Services Limited Shops 1712-1716 17/F, Hopewell Center 183 Queen’s Road East Wan Chai Hong Kong Information relating to withholding tax Details of withholding tax applied to the dividend declared Not applicable Information relating to listed warrants / convertible securities issued by the issuer Details of listed warrants / convertible securities issued by the issuer Not applicable Other information The ex-dividend date set out above in this Form EF001 shall only be applicable for the dividend to be distributed to the holders of ordinary shares of the Company traded on the Hong Kong Stock Exchange; whereas for the dividend to be distributed to the holders of ADSs of the Company traded on the NYSE, the ex-dividend date shall be the same date as the record date (i.e., 9 July 2026) due to a different settlement cycle for ADSs traded on the NYSE in accordance with the rules adopted by the U.S. Securities and Exchange Commission (the "SEC"). ADS holders are encouraged to refer to relevant information in relation to the dividend distribution of the Company that may be published on the website of NYSE from time to time. Directors of the issuer As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.